Samsung Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e) under the Securities Exchange Act of 1934 as a PUBLIC
DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12
SEC FILE NUMBER
8-50272

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Samsung Securities (America), Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 Avenue of the Americas, 10th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jiyoung Jung	212-972-2242	jiyoung.jung@samsungfn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sejong LLP
(Name – if individual, state last, first, and middle name)

65 Challenger Road, Suite 250	Ridgefield Park	NJ	07660
(Address)	(City)	(State)	(Zip Code)

08/16/2011	5519
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jiyoung Jung,_____ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Samsung Securities (America), Inc.,_____ as of December 31, 2025,_____ is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

2-24-26

MARIA M ARMSTRONG
Notary Public, State of New York
Reg. No. 01AR6191075
Qualified in Kings County
Commission Expires 08/04/2028

Notary Public

Signature: _____

Title: CEO _____

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other:_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17o-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

sejong LLP
integrity·trust·professionalism
65 Challenger Road, Suite 250, Ridgefield Park, NJ 07660 T. 212.244.3940 | F. 201.242.0106
www.sejongllp.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Samsung Securities (America), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Samsung Securities (America), Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Samsung Securities (America), Inc.'s management. Our responsibility is to express an opinion on Samsung Securities (America), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Samsung Securities (America), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Samsung Securities (America), Inc.'s auditor since 2022.

Ridgefield Park, New Jersey

February 24, 2026

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

CASH AND CASH EQUIVALENTS	$	1,999,764
TIME DEPOSITS		38,007,271
INTEREST RECEIVABLE		394,930
PREPAID INCOME TAXES		209,404
INTEREST RECEIVABLE		195,776
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $150,835		104,392
DEFERRED TAX ASSETS		185,163
RIGHT-OF-USE ASSET		655,269
OTHER ASSETS		74,139
TOTAL ASSETS	$	41,826,108

LIABILITIES AND STOCKHOLDER'S EQUITY

LEASE LIABILITY	$	686,804
ACCRUED EXPENSES AND OTHER		432,930
TOTAL LIABILITIES		1,119,734
COMMITMENT AND CONTINGENCY		
Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares		50
Additional paid-in capital		4,999,950
Retained earnings		35,706,374
TOTAL STOCKHOLDER'S EQUITY		40,706,374
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	41,826,108

See notes to statement of financial condition.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company introduces all transactions to its Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Time Deposits — Time deposits represent certificates of deposits placed with reputable financial institutions with original maturity terms of greater than three months and carried at fair value.

Income Tax — The Company accounts for income tax in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are computed for temporary differences between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such a position should be measured based on the largest

benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the statement of financial condition or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying statement of financial condition as of December 31, 2025.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Fair Value Measurements — The Company applies ASC 820, *Fair Value Measurement,* guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value, and which establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active market that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Items valued using internal valuation techniques are classified according to the lowest level input that is significant to the valuation, and are typically classified as Level 3.

The Company did not have any Level 3 financial instruments as of December 31, 2025.

Fair value is based upon quoted market data when available. If listed prices or quotes are not available, the Company considers relevant and observable market prices in its valuations where possible. The frequency of transaction, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The carrying amounts of time deposits, categorized as level 2 in the fair value hierarchy, were measured using a pricing model with observable inputs. The carrying amounts reported in the statement of financial condition for cash and cash equivalents, categorized as level 1 in the fair value hierarchy, and receivable from Parent and interest receivable, categorized as level 2 in the fair value hierarchy, approximate fair value because of the short-term maturity of those financial instruments.

Use of Estimates — The preparation of statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases — The Company accounts for its leases in accordance with ASC 842, *Leases*. For leases that have greater than 12-month lease term, a right-of-use ("ROU") asset and lease liability is recognized based on the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, developed based upon each lease's term. Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. For our operating lease, the ROU asset also includes any prepaid lease payments and initial direct costs incurred and are reduced by lease incentives. Lease expense is recognized on a straight-line basis over the lease term if the ROU asset has not been impaired or abandoned.

Recent Accounting Pronouncement — In July 2025, FASB issued ASU 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and contract assets arising from transactions accounted for under Topic 606. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of the adoption of this ASU and does not expect its adoption to have a material impact on the financial statements.

3. **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Standard. Under this Alternate Standard, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2025, the Company has net capital of $22,595,525, which exceeds the required net capital by $22,345,525.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. INCOME TAX

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of December 31, 2025 are as follows:

		Deferred Tax Assets (Liabilities)
Net operating loss carryover	$	72,729
Property and equipment		(14,679)
Accrued expense and allowance		116,317
ROU asset		(224,318)
Lease liability		235,114
Net deferred tax assets	$	185,163

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, deferred tax assets have been fully recognized without valuation allowance. As of December 31, 2025, the Company does not have Federal net operating loss carryforwards available. Meanwhile, the Company has state net operating loss carryforward amounting to approximately $1,165,000, which expires in various years through December 31, 2037.

The Company's corporate income tax returns for the years ended December 31, 2022 through 2024 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions. No material uncertain tax positions exist as of December 31, 2025.

5. RELATED PARTY TRANSACTIONS

The Parent executes Korean securities trades for the Company's customers. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers. In return, the Company receives service revenue from the Parent at an amount equal to the operating expenses incurred by the Company plus certain agreed-upon mark-ups on such expenses. Related receivable from the Parent, which is generally settled on a monthly basis, amounted to approximately $209,000 as of December 31, 2025.

6. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Based upon each employee's length of service, the Company contributes up to $6,000. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

7. PROPERTY AND EQUIPMENT

At December 31, 2025, office equipment, furniture and fixtures are comprised of the following:

Office equipment	$ 206,438
Furniture and fixtures	48,789
Total at cost	255,227
Less accumulated depreciation	(150,835)
Property and equipment - net	$ 104,392

8. COMMITMENT

The Company leases office space under a non-cancelable operating lease expiring in October 2028.

Statement of Financial Condition Amounts Related to Leases

	As of December 31, 2025
ROU assets	$ 655,269
Lease liabilities	686,804
Remaining lease term, in years	2.8
Discount rate	4.49%

Future lease payments under this operating lease are as follows:

For the years ending December 31,	Amount
2026	258,600
2027	258,600
2028	215,500
Total undiscounted cash flows	732,700
Imputed interest	(45,896)
Amount on statement of financial condition	$ 686,804

9. CONCENTRATION OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash and cash equivalent and time deposits in banks periodically exceed the Federal Deposit Insurance Corporation's insurance coverage of $250,000. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

10. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfil their contracted obligations. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

11. SEGMENT REPORTING

The Company is primarily engaged in the business of securities broker-dealer which is comprised of introducing broker-dealer and other similar activities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Total assets per the segment is the same in all material respects as those reported on the statement of financial position.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2025, but before February 24, 2026, the date the financial statements were available to be issued. There were no subsequent events that required to be measured or disclosed in the financial statements.

* * * * * *

sejong LLP

integrity·trust·professionalism

65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106

WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Samsung Securities (America), Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Samsung Securities (America), Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Samsung Securities (America), Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and (2) Samsung Securities (America), Inc. stated that Samsung Securities (America), Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Samsung Securities (America), Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Samsung Securities (America), Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraphs (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 24, 2026


Samsung Securities (America), Inc.'s Exemption Report

Samsung Securities (America), Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provision of 17 C.F.R § 240.15c3-3: (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) for the year ended December 31, 2025 without exception.

Samsung Securities (America), Inc.

I, _JIYOUNG JUNG_ affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

CEO
Title

(signature)
Signature

Feb 24, 2026
Date